Exhibit 7.7

COMMITMENT LETTER

To:	FNOF Precious Honour Limited (the "Borrower")

September 30, 2022

Dear Sirs,

Project Oxygen – Up to US$40,000,000 cash bridge facility and up to US$40,000,000 term loan facility

You have informed Credit Suisse AG, Singapore Branch (incorporated in Switzerland with limited liability) (the "MLABU", "us" or " we") that:

(a)	the Sponsor (as defined in the Term Sheet (as defined below)) is (whether directly or indirectly) the sole shareholder of Right Dynamic Investments Limited, a BVI business company incorporated in the British Virgin Islands (the "Parent");

(b)	the Parent owns 100% of the issued shares of the Borrower, a BVI business company incorporated in the British Virgin Islands; and the Borrower in turn owns 100% of the share capital of Rim Peak Technology Limited, an exempted company incorporated in the Cayman Islands ("Merger Co"); and

(c)	the Borrower intends to acquire (the "Acquisition") 100% of the issued share capital in O2Micro International Limited (the "Target"), an exempted company incorporated in the Cayman Islands, to be effected through a merger between Merger Co and the Target in accordance with an agreement and plan of merger (the "Merger Agreement") between the Borrower, Merger Co and the Target, whereupon the Target shall be the surviving entity and a wholly owned subsidiary of the Borrower, and Merger Co shall be struck off the register of companies in the Cayman Islands.

We are pleased to set out in this letter (this "Letter") the terms and conditions on which we are willing to arrange and underwrite the Facilities.

In this Letter:

"Affiliate" means in relation to a person, a subsidiary or holding company of that person, a subsidiary of any such holding company.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Hong Kong, Beijing, Singapore and (in relation to any payment in US dollars) New York.

"Cash Bridge Facility" means an up to US$40,000,000 cash bridge facility for the Borrower as more particularly described in the Term Sheet.

"Closing Date" means the date on which the Acquisition is completed.

"Facilities" means the Cash Bridge Facility and the Term Loan Facility (each a "Facility").

"Facilities Agreement" means the definitive facilities agreement in respect of the Facilities, based on the terms set out in the Mandate Documents and in form and substance satisfactory to the MLABU.

"Facility Amount" means, in relation to any Facility, the principal amount of such Facility.

"Facility Documents" means the Facilities Agreement, security documents relating to any or all of the Facilities, and other related documentation (based on the terms set out in the Mandate Documents) in form and substance satisfactory to the MLABU.

"Fee Letters" means (a) any fee letter between the MLABU and the Borrower dated on or about the date of this Letter and (b) any fee letter between the Agent and/or the Security Agent and the Borrower entered or to be entered into in connection with the Facilities.

"Lenders" means the lenders participating in any Facility (or any part thereof) from time to time.

"Longstop Date" means the date falling six months after the date of this Letter (the "Initial Longstop Date"), provided that the Longstop Date shall be extended to the date falling six months after the Initial Longstop Date without any additional fee if (but only if) such extension is agreed by the MLABU in writing and this Letter has not been terminated in accordance with paragraph 14 (Termination).

"Mandate Documents" means this Letter, the Term Sheet, each Fee Letter and the Sponsor Letter.

"original form" means, in relation to any agreement or document, such agreement or document in the form as originally entered into, without giving any effect to any subsequent amendment or supplement thereof or thereto (unless such amendment or supplement has been agreed to by the MLABU in writing).

"Sponsor Letter" means the letter from the MLABU to FNOF Dynamic Holdings Limited (the "Sponsor Entity") dated on or about the date of this Letter.

"Successful Syndication" means the event or circumstance where the MLABU reduces its aggregate commitments and participations in respect of each Facility to a final hold of (in the case of the Cash Bridge Facility) not more than 50% of the Facility Amount in respect of the Cash Bridge Facility and (in the case of the Term Loan Facility) not more than 50% of the Facility Amount in respect of the Term Loan Facility, (in each case) pursuant to Syndication.

"Syndication" means the syndication of the Facilities.

"Syndication Date" means the earlier of (i) the date, following Successful Syndication, on which all the Syndication Lenders become party to the Facility Documents and (ii) the date falling six months after the Closing Date.

"Syndication Lenders" means the parties participating as Lenders in Syndication.

"Term Loan Facility" means an up to US$40,000,000 term loan facility for the Borrower as more particularly described in the Term Sheet.

"Term Sheet" means the term sheet attached as Annex A to this Letter.

Unless a contrary indication appears, a term defined in any Mandate Document has the same meaning when used in this Letter.

1.	Appointment

1.1	The Borrower hereby appoints Credit Suisse AG, Singapore Branch:

(a)	as exclusive arranger, underwriter and bookrunner of the Facilities; and

(b)	as facility agent and as security agent in connection with the Facilities.

1.2	Until this mandate terminates in accordance with paragraph 14 (Termination), but without prejudice to the Borrower's right to obtain alternative financing under paragraph 4 (Clear Market):

(a)	no other person shall be appointed as mandated lead arranger, underwriter, bookrunner, facility agent or security agent;

(b)                  no other titles shall be awarded; and

(c)                   except as provided in the Mandate Documents, no other compensation shall be paid to any person,

in connection with the Facilities (or any part thereof) without the prior written consent of the MLABU.

2.	Commitment

2.1	The MLABU hereby agrees to underwrite 100% of the Facilities, subject to satisfaction of the following conditions:

(a)	compliance by the Borrower and the Sponsor Entity with the terms of the Mandate Documents in all material respects to the extent that any failure to so comply would constitute a Major Default (as defined in the Term Sheet) (had the Facilities Agreement been entered into as of the date of this Letter), and this Letter not having been terminated in accordance with the terms hereof;

(b)	the preparation, execution and delivery of the Facility Documents by all parties thereto on or before the Longstop Date, which Facility Documents are mutually satisfactory to the Borrower and the MLABU;

(c)	satisfactory completion by the MLABU of client identification procedures in respect of the Borrower, Merger Co and the Parent (including, if necessary, identification of directors and major shareholders of the Borrower, Merger Co and the Parent) in compliance with applicable money laundering rules;

(d)	(i) the absence of any Change of Control and (ii) satisfaction (without waiver) of each of (A) the condition set out in section 7.02(a)(iii) of the Merger Agreement (in its original form) (insofar as it relates to section 3.09 of the Merger Agreement (in its original form)) and (B) the condition set out in section 7.02(e) of the Merger Agreement (in its original form);

(e)	it not becoming illegal or unlawful after the date of this Letter for the MLABU to (or for any Affiliate of the MLABU if the MLABU were to) perform any of its obligations as contemplated by the Mandate Documents or fund, provide or maintain its participation under any Facility; and

(f)	satisfaction of the conditions set out in the "Certain Funds" section and the "Conditions Precedent" section of the Term Sheet,

and upon satisfaction (or waiver by the MLABU) of the foregoing conditions, funding under the Facilities shall occur under and in accordance with the Facilities Agreement.

(d)	Without prejudice to the MLABU's obligations under paragraph 2.1 above, the MLABU hereby agrees to arrange the Facilities subject to the conditions set out in paragraphs 2.1(a) to (f) and subject to and in accordance with terms of the Mandate Documents.

3.	Certain Funds

3.1	The underwriting commitment of the MLABU in respect of the Facilities under paragraph 2 above is made on a certain funds basis during the Certain Funds Period, as described in the Term Sheet. Accordingly, and notwithstanding anything to the contrary herein or in any other Mandate Document, during the Certain Funds Period, the only conditions to utilisation of the Facilities (subject to the Aggregate Drawdown Limit (as defined in the Term Sheet)) to be made on the Initial Utilisation Date solely for the purposes set out in the "Purpose" section of the Term Sheet are as expressly set out in paragraph 2 (Commitment) above and the "Certain Funds" section of the Term Sheet.

3.2	The MLABU confirms that:

(a)	it received internal credit approvals with respect to the execution of this Letter and the provision of its commitment under this Letter;

(b)	it has reviewed and is satisfied with the form of the draft Merger Agreement dated 30 September 2022 circulated to the MLABU prior to the date of this Letter, and that it will accept, in satisfaction of the applicable condition precedent to the availability of the Facilities requiring delivery of such document, an executed version of such Merger Agreement that is not different in any respect that is materially adverse to the interests of the Finance Parties compared to such draft (referred to above) delivered to it prior to the date of this Letter;

(c)	it has satisfactorily completed its client identification procedures in respect of the Borrower (based on the current shareholding of the Borrower as previously disclosed to the MLABU prior to the date of this Letter); and

(d)	it has reviewed and are satisfied with:

(i)	the legal due diligence report and financial due diligence report referred to in paragraphs (d)(i) and (ii) of the "Conditions Precedent" section set out in the Term Sheet;

(ii)	the group structure chart referred to in paragraph (e) of the "Conditions Precedent" section set out in the Term Sheet;

(iii)	the consolidated financial statements of the Target Group referred to in paragraph (f) of the "Conditions Precedent" section set out in the Term Sheet; and

(iv)	the financial model referred to in paragraph (i) of the "Conditions Precedent" section set out in the Term Sheet

(in each case) in the latest form delivered to the MLABU prior to the date of this Letter, and that it will accept each such document (in the latest form so delivered to the MLABU prior to the date of this Letter) in satisfaction of the applicable condition precedent to the availability of the Facilities requiring delivery of such document.

4.	Clear Market

During the period from the date of this Letter to the Syndication Date, the Borrower shall not and shall ensure that none of the Parent, any other Obligor or any other member of the Group shall raise, issue, arrange, syndicate or incur, or announce, or enter into discussions to raise, issue, arrange, syndicate or incur, any finance or indebtedness in the international or any domestic money, loan, debt, bank or capital market(s) (including, but not limited to, any bilateral or syndicated facility, bond or note issuance or private placement of bond or note), except (a) for the Facilities arranged by the MLABU; (b) where the MLABU has breached its funding obligations under the Mandate Documents and the Facility Documents; (c) the incurrence of subordinated shareholder loans by the Parent from the Parent's shareholder(s) or by the Borrower from the Parent, or any equity injection by shareholder(s) of the Parent into the Parent or by the Parent into the Borrower, (d) any bilateral facility incurred by any member of the Target Group for working capital purposes which facility is permitted by the terms of the Finance Documents and would not reasonably be expected to materially adversely affect Syndication; or (e) with the prior written consent of the MLABU.

The MLABU shall notify the Borrower promptly upon becoming aware of any circumstance which will impair the MLABU's ability to fund the Facilities in accordance with, and by the time required under, the terms of the Mandate Documents (excluding, for the avoidance of doubt, any circumstance constituted by non-satisfaction of any of the conditions specified in paragraph 2.1) (such notification by the MLABU being an "Funding Impairment Notification").

In the case of (b), or if the MLABU has given a Funding Impairment Notification to the Borrower or otherwise expressly agrees in writing, the Borrower shall be permitted to explore and pursue alternative financing in order to be able to consummate the Acquisition.

5.	Fees, Costs and Expenses

5.1	All fees shall be paid in accordance with the Fee Letter(s) or (to the extent not set out in the Fee Letter(s)) as set out in the Term Sheet (or, after the Facilities Agreement is executed, the Facility Documents).

5.2	The Borrower shall promptly on demand pay each of the Agent, the Security Agent and the MLABU the amount of all costs and expenses (including legal fees (subject to any cap agreed between the Borrower and the MLABU or the relevant legal counsel)) reasonably incurred by any of them in connection with:

(a)	the negotiation, preparation, printing and execution of the Facility Documents and the Mandate Documents; and

(b)	the Syndication (provided that such costs and expenses under this paragraph (b) have been approved by the Borrower),

whether or not the Facility Documents are signed.

6.	Payments

6.1	Each payment to be made by the Borrower, the Sponsor Entity or any other Obligor under the Mandate Documents:

(a)	shall be paid in the applicable currency specified in the Mandate Documents (or, if none, the currency of the invoice for such payment) and in immediately available, freely transferable cleared funds to such account(s) with such bank(s) as the MLABU, the Agent or the Security Agent (as applicable) may notify the Borrower from time to time;

(b)	shall be paid in full and without (and free and clear of any deduction for) set-off or counterclaim;

(c)	shall be paid without any deduction or withholding for or on account of tax (a "Tax Deduction") unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made, the amount of the payment due from the Borrower, the Sponsor Entity or any other Obligor (to which such Tax Deduction relates) shall be increased to an amount which (after making any and all Tax Deductions) leaves an amount equal to that payment which would have been due if no Tax Deduction had been required; and

(d)	are exclusive of any goods and services tax, consumption tax, value added tax, indirect tax or any tax of a similar nature ("Indirect Tax"). If any Indirect Tax is chargeable, the Borrower shall also and at the same time pay (or procure to be paid) to the recipient of such payment (to which such Indirect Tax relates) an amount equal to the amount of such Indirect Tax.

6.2	The Borrower shall promptly on demand pay and indemnify the MLABU against any and all stamp duty and registration and similar taxes payable in respect of any or all of the Mandate Documents.

7.	Syndication

7.1	The MLABU shall, in consultation with the Borrower, decide on the strategy to be adopted for Syndication (including timing, the selection of potential Lenders, acceptance and allocation of commitments and/or participations in any or all of the Facilities and allocation of fees to Syndication Lenders) and the MLABU shall, unless otherwise stated in this Letter, in consultation with the Borrower, manage all other aspects of the Syndication. The Borrower authorises the MLABU to discuss the terms of the Facilities with, and to disclose those terms to, potential Lenders to facilitate the Syndication.

7.2	The MLABU shall determine when to commence or close Syndication.

7.3	The Borrower shall, and shall ensure that each of the Parent, the other Obligors and members of the Group will (and without prejudice to the foregoing, use commercially reasonable efforts to procure that, prior to the Closing Date, members of the Target Group will), give any assistance which the MLABU reasonably requires in relation to Syndication including, but not limited to:

(a)	the preparation, with the assistance of the MLABU, of an information memorandum containing all relevant information (including projections) including, but not limited to, information about the Sponsor, the Parent, the Group, the Target Group and how the proceeds of the Facilities will be applied (the "Information Memorandum"). The Borrower shall approve the Information Memorandum before the MLABU distributes it to potential Lenders on the Borrower's behalf;

(b)	providing any information reasonably requested by the MLABU or potential Lenders in connection with Syndication;

(c)	making available the senior management and representatives of the Borrower and other members of the Group and/or the Target Group (provided that, in the case of such assistance from the Target Group prior to the Closing Date, the obligations to procure such assistance shall be on a reasonable efforts basis) for the purposes of giving presentations to, and participating in meetings with, potential Lenders at such times and places as the MLABU may reasonably request;

(d)	using commercially reasonable efforts to ensure that Syndication benefits from the Sponsor's, the Group's and/or the Target Group's existing lending relationships;

(e)	(without prejudice to any other right of the MLABU under the Mandate Documents) making any amendment (of a minor, administrative or technical nature) to the Facility Documents which the MLABU may reasonably request on behalf of any potential Lender; and/or

(f)	entering into syndication agreement(s) in customary form reasonably requested by the MLABU to (i) give effect to Syndication and/or (ii) introduce each of the Syndication Lenders as a party to the Facilities Agreement.

8.	Representations and Undertakings

8.1	The Borrower represents and warrants that:

(a)	any information provided to the MLABU or any other Finance Party by or on behalf of the Borrower, the Sponsor Entity, any other Obligor or any other member of the Group (including without limitation for the purposes of preparing the Information Memorandum) (the "Information") is true and accurate in all material respects as at the date (if any) at which it is stated or (if none) as at the date it is provided;

(b)	nothing has occurred and nothing has been or will be omitted and no information has been given or withheld that results in the Information being untrue or misleading in any material respect;

(c)	any financial projections, statements of opinion or expectations or prospective financial information provided to the MLABU or any other Finance Party by or on behalf of the Borrower, the Sponsor Entity, any other Obligor or any other member of the Group (including without limitation for the purposes of preparing the Information Memorandum) have been prepared in good faith after due and proper consideration and careful enquiry on the basis of recent historical information and on the basis of reasonable assumptions and fair expectations honestly held based on facts known to the Borrower at the time such financial projections, statements of opinion or expectations or prospective financial information is so provided;

(d)	each of this Letter, each Fee Letter and the Sponsor Letter is legally valid and binding on and enforceable against each of the Borrower and the Sponsor Entity party thereto in accordance with its terms and the execution of each of this Letter, each Fee Letter and the Sponsor Letter has been duly authorised and approved and all necessary corporate and other actions required to be taken by the Borrower or the Sponsor Entity to authorise its entry into, performance and delivery of, this Letter, each Fee Letter and the Sponsor Letter (to which it is a party) and the transactions contemplated thereby have been taken; and

(e)	the entry into and performance by the Borrower and the Sponsor Entity of, and the transactions contemplated by, the Mandate Documents do not conflict with any document which is binding upon the Borrower, the Sponsor Entity, any other Obligor or any other member of the Group (and, to the extent the Borrower, the Sponsor Entity, any other Obligor or any other member of the Group has previously granted or entered into any mandate, engagement, appointment or arrangement with any third party which may potentially conflict with, prohibit, or be otherwise breached by any of transactions contemplated by the Mandate Documents, all such mandates, engagements, appointments and arrangements have been properly terminated with the consent of all relevant third parties (if required)), provided that in the case of any representation or warranty under paragraphs (a) to (c) above, insofar as it relates to any Information concerning any member of the Target Group delivered on or prior to the Closing Date, such representation or warranty is only made to the extent of the best of the knowledge and belief of the Borrower (after due and careful enquiry).

8.2	The representations and warranties set out in paragraph 8.1 are deemed to be made by the Borrower by reference to the facts and circumstances then existing on the date of this Letter, on the date of the Facilities Agreement, on the date on which the Information Memorandum is approved by the Borrower and, to the extent they relate to any information, projections or statements provided on or after the date of this Letter, on each date on which such information, projections or statements is or are provided, until the date the Facility Documents are executed.

8.3	The Borrower shall immediately notify the MLABU in writing if any representation and warranty set out in this paragraph 8 is incorrect or misleading in any material respect and agrees to supplement the Information promptly from time to time to ensure that each such representation and warranty is correct and not misleading in any material respect when made or deemed to be made.

8.4	The Borrower acknowledges that the MLABU will be relying on the Information without carrying out any independent verification, and will not assume responsibility for the accuracy or completion of any Information.

8.5	To the extent any price-sensitive information ("PSI") is or is to be received by the MLABU or any other Finance Party or any potential Lender or participant in any Facility before signing of the Facilities Agreement, the Borrower hereby, and (to the extent applicable) the Borrower agrees to (at all times prior to the Closing Date) use commercially reasonable efforts to procure and (at all times on or after the Closing Date) procure that the Target, (i) consents to the disclosure of such PSI to the MLABU, any other Finance Party and any potential Lender or participant in any Facility; (ii) authorises the MLABU to disclose on its behalf such PSI to any other Finance Party or any potential Lender or participant in any Facility; and (iii) undertakes that to the extent required by law, all PSI (and/or price sensitive assumptions rendering such information PSI) shall be announced to the public before the signing of the Facilities Agreement.

8.6	The Borrower undertakes to the MLABU that:

(a)	it will provide the MLABU with such information as the MLABU may reasonably request in connection with the performance of the obligations of the MLABU under any Mandate Document;

(b)	it will continue to inform the MLABU of any material developments or changes to such information during the term of any Mandate Document;

(c)	it will, at its own expense, engage such legal, accounting and other advisers as may be required in connection with any Mandate Document or any transaction entered into in connection with any Mandate Document;

(d)	it will provide the MLABU with reasonable access to the directors, officers, employees, legal and accounting advisers of the Borrower, any other Obligor and any other member of the Group and other relevant persons for the purpose of the performance of the obligations of the MLABU under any Mandate Document;

(e)	it will comply with all applicable laws and regulations in relation to any Mandate Document and any transaction entered into in connection with any Mandate Document; and

(f)	it will, at the request of the MLABU, execute all deeds, documents and instruments and do all things and perform all acts which are reasonable and necessary in order to carry out and give effect to the terms and conditions of any Mandate Document, and the transactions contemplated thereby.

9.	Indemnity

9.1

(a)	Whether or not the Facility Documents are signed, the Borrower shall within three Business Days of demand indemnify each Indemnified Person (as defined below) against any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against that Indemnified Person in each case arising out of or in connection with the entry into or performance by any Indemnified Person of their obligations under any of the Mandate Documents or Facility Documents or otherwise with respect to the Transaction (or any part thereof), or arising out of or in connection with any action, claim, investigation or proceeding commenced or threatened (including, without limitation, any action, claim, investigation or proceeding to preserve or enforce rights) in relation to:

(i)	the Acquisition or any other transaction contemplated by any of the Mandate Documents and/or the Facility Documents;

(ii)	the use of the proceeds of any Facility (or any part thereof);

(iii)	any Mandate Document and/or any Facility Document; and/or

(iv)	the arranging, syndication or underwriting of any Facility (or any part thereof).

(b)	The Borrower will not be liable under paragraph (a) above for any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against an Indemnified Person to the extent that cost, expense, loss or liability results directly from a breach of that Indemnified Person of any Mandate Document or any Facility Document which is finally judicially determined to have resulted directly from that Indemnified Person's gross negligence or wilful misconduct.

(c)	For the purposes of this paragraph 9:

"Indemnified Persons" means the MLABU, the Agent, the Security Agent, each Lender, any of the respective Affiliates of any or all of the foregoing, and each of the respective directors, officers, employees and agents of any or all of the foregoing or of any of their respective Affiliates.

9.2	The MLABU shall not have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any payment made or required to be made under paragraph 9.1.

9.3

(a)	The Borrower agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Sponsor, the Sponsor Entity, the Borrower, the Parent or any of their respective Affiliates for or in connection with anything referred to in paragraph 9.1 (a) above except, following the Borrower's agreement to and acceptance of the offer under the Mandate Documents, to the extent such cost, expense, loss or liability incurred by the Borrower results directly from any breach by that Indemnified Person of any Mandate Document which is finally judicially determined to have resulted from that Indemnified Person's gross negligence or wilful misconduct.

(b)	Notwithstanding paragraph (a) above, no Indemnified Person shall be responsible or have any liability to the Sponsor, the Borrower, the Parent or any of their respective Affiliates or any other person for consequential losses, special, indirect or punitive damages.

(c)	The Borrower represents to the MLABU that:

(i)	it is acting for its own account and it has made its own independent decisions to enter into any and all transactions contemplated in the Mandate Documents and the Facility Documents (the "Transaction") and as to whether the Transaction is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary;

(ii)	it is not relying on any communication (written or oral) from the MLABU as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction shall not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the MLABU shall be deemed to be an assurance or guarantee as to the expected results of the Transaction, and the MLABU makes no representation or warranty as to the profitability or expected results of the transactions contemplated in the Mandate Documents and/or the Facility Documents;

(iii)	the Borrower is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction; and the Borrower is also capable of assuming, and assumes, the risks of the Transaction;

(iv)	the Borrower has the responsibility for, and the Borrower agrees that it will satisfy itself as to, (i) the accounting classification, taxation and stamp duty consequences of the Transaction or during the course of the Transaction; (ii) the validity, sufficiency, due execution and enforceability of all agreements entered into with respect to the Transaction; and (iii) its compliance with all applicable legal and regulatory provisions in relation to the Transaction. The Borrower acknowledges that its legal, accounting and other advisers are primarily responsible for advising it on these matters;

(v)	the MLABU is not responsible for, or for independently verifying, the accuracy or completeness of any information, forecasts, statements of opinion or expectations provided by or on behalf of the Borrower, the Sponsor Entity, any other Obligor or any other member of the Group; and

(vi)	the MLABU is not acting as a fiduciary for or as an adviser to the Borrower or any of its Affiliates (and is not providing any legal, tax, accounting, actuarial or regulatory advice to the Borrower or any of its Affiliates) in connection with the Transaction.

(d)	Each of the Indemnified Persons that is not party to this Letter may rely on and enjoy the benefit of this paragraph 9 pursuant to the Contracts (Rights of Third Parties) Ordinance (Cap. 623), subject always to the terms of paragraphs 17.2 and 19 (Governing Law and Jurisdiction).

10.	Confidentiality

10.1	The Borrower acknowledges that the Mandate Documents are confidential and the Borrower shall not, and shall ensure that none of the Sponsor, the Sponsor Entity, the Parent, any other Obligor or any other member of the Group will, without the prior written consent of the MLABU, disclose the Mandate Documents or their contents to any other person except:

(a)	as required by law or by any applicable governmental or other regulatory authority or by any applicable stock exchange;

(b)	to prospective equity investors (including any management investors) in the Parent or any direct or indirect holding company of the Parent (and their respective Affiliates, officers, employees, agents, auditors and advisors) who have been made aware of and agree to be bound by the obligations under this paragraph 10 or are in any event subject to confidentiality obligations as a matter of law or professional practice;

(c)	to its employees or professional advisers for the purposes of the Facilities who have been made aware of and agree to be bound by the obligations under this paragraph 10 or are in any event subject to confidentiality obligations as a matter of law or professional practice; and

(d)	save for any amount set out in any Fee Letter, to the Target and its directors, officers, employees or professional advisers involved in the Acquisition on a confidential basis and provided that none of the Target or its professional advisers may rely on any of the Mandate Documents.

10.2	The Borrower further acknowledges that except as may be required by applicable law or by any relevant regulatory authority, no communication (written or oral) from the MLABU to the Borrower, the Sponsor, the Sponsor Entity, the Parent, any other Obligor or any other member of the Group (if any) in connection with any Mandate Document or the Transaction will be disclosed or quoted, nor will any of that communication be referred to in any report, document, press release, public statement, or other communication without the prior written consent of the MLABU.

10.3	For the avoidance of doubt, the Borrower acknowledges and agrees that the MLABU (and each employee, Representative or other agent of the MLABU) may each disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to any of them relating to such U.S. tax treatment and U.S. tax structure, other than any information for which non-disclosure is reasonably necessary in order to comply with applicable securities laws.

10.4	The MLABU is entitled to disclose information:

(a)	which is publicly available;

(b)	in connection with any legal, arbitration, administrative or regulatory proceedings or procedure or any litigation, investigations or disputes, or in connection with enforcement of any rights or remedies under or in connection with any Mandate Document or Facility Document;

(c)	if required to do so under any law or regulation (including, but not limited to any regulation issued under the Banking Act, Chapter 19 of Singapore and applicable to banks in Singapore in relation to the prevention of money laundering and/or countering the financing of terrorism) or the rules of any relevant stock exchange;

(d)	to a governmental, banking, taxation or other regulatory authority or similar body (including but not limited to any Sanctions Authority or any regulatory authority or similar body which has been given relevant authority by a Sanctions Authority);

(e)	to the head office or any branches, representative offices, subsidiaries, related corporations, Related Funds or Affiliates of the MLABU (each an "MLABU Related Party") (and each MLABU Related Party shall be permitted to disclose information as if it were the MLABU);

(f)	to the employees, officers, directors, Representatives, partners, professional advisers of the MLABU or any MLABU Related Party, and any other person providing services to the MLABU or any MLABU Related Party (including, without limitation, any provider of administrative, agency, custody or settlement services, external auditors, stock exchanges, clearing houses and other financial market utilities), and any trustee directly or indirectly connected to a Participation, provided that such person is under a duty of confidentiality, contractual or otherwise, to the MLABU or any MLABU Related Party;

(g)	to any person whom the MLABU reasonably believes to be an advisor, agent or representative of any Obligor or its affiliates;

(h)	to any person permitted by any Obligor;

(i)	to any Obligor;

(j)	to whom or for whose benefit any Finance Party charges, assigns or otherwise creates security (or may do so) pursuant to the terms of any Facility Document;

(k)	to the International Swaps and Derivatives Association, Inc. (ISDA) or any Credit Derivatives Determination Committee or sub-committee of ISDA where such disclosure is required by them in order to make any determination with respect to the obligations under any of the Mandate Documents and/or the Facility Documents as they relate to a credit derivative transaction or other credit linked transaction which incorporates the 2009 ISDA Credit Derivatives Determinations Committees and Auction Settlement Supplement or other provisions substantially equivalent thereto;

(l)	to any person for the purpose of obtaining a valuation in connection with a Participation Agreement;

(m)	any Finance Party, any actual or potential Participant, or any actual or potential transferee or assignee of any Finance Party or any Participant;

(n)	any person who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any person referred to in paragraph (m) above and any of that person's Related Funds, Affiliates, Representatives and professional advisers (an "investor"); or

(o)	any person appointed by the MLABU or by any of its Affiliates or any person referred to in any of paragraphs (m) and (n) above to receive communications, notices, information or documents delivered pursuant to any of the Mandate Documents and/or Facility Documents on its behalf, provided that in the case of a disclosure by the MLABU to a potential transferee of a Finance Party, potential assignee of a Finance Party, potential investor or potential Participant, before such person may receive any confidential information, it must either agree with the MLABU to keep that information confidential on the terms of this paragraph 10.4 or execute in favour of the MLABU a confidentiality agreement in a form customarily required by the MLABU, but on the basis that that potential transferee, potential assignee, potential investor or potential Participant may itself disclose information to an Affiliate or any person (the "Further Potential Recipient") with whom it may enter, or has entered into, any kind of transfer of an economic or other interest in, or related to, any Mandate Document or Facility Document so long as that Further Potential Recipient agrees with that potential transferee, potential assignee, potential investor or potential Participant to keep that information confidential on the terms of this paragraph 10.4 or executes in favour of that potential transferee, potential assignee, potential investor or potential Participant a confidentiality agreement in a form customarily required by that potential transferee, potential assignee, potential investor or potential Participant.

10.5	Paragraph 10.4 supersedes any previous confidentiality undertaking given by the MLABU in connection with any Mandate Document or Facility Document prior to the date of this Letter.

10.6	If the Borrower, the Parent, the Sponsor, the Sponsor Entity, any other Obligor or any member of the Group or the Target Group, or any Affiliate of any of the foregoing provides the MLABU with personal data of any individual as required by, pursuant to, or in connection with any Mandate Document or Facility Document, the Borrower represents and warrants to the MLABU that the Borrower has, to the extent required by law, (i) notified the relevant individual of the purposes for which data will be collected, processed, used or disclosed; and (ii) obtained such individual's consent for, and hereby consents on behalf of such individual to, the collection, processing, use and disclosure of his/her personal data by the MLABU, in each case, in accordance with or for the purposes of the Mandate Documents and the Facility Documents, and confirms that it is authorised by such individual to provide such consent on his/her behalf.

10.7	The Borrower agrees and undertakes to notify the MLABU promptly upon its becoming aware of the withdrawal by the relevant individual of his/her consent to the collection, processing, use and/or disclosure by the MLABU of any personal data provided by the Borrower, the Parent, the Sponsor, the Sponsor Entity, any other Obligor or any member of the Group or the Target Group, or any Affiliate of any of the foregoing to the MLABU.

10.8	Any consent given pursuant to this Letter in relation to personal data shall, subject to all applicable laws and regulations, survive death, incapacity, bankruptcy or insolvency of any such individual and the termination or expiration of this Letter.

10.9	In this paragraph 10:

"Participant" means each person whom the MLABU or any other Finance Party will make payments under a Participation Agreement.

"Participation" means a fee letter, sub-participation, credit derivative (including a credit default swap or credit linked note), loan participation note, total return swap (or similar transactions of broadly equivalent economic effect) or any other agreement between (or instrument in favour of) the MLABU or any Finance Party (on one hand) and any person, whether directly or indirectly, under which the MLABU or such Finance Party is obliged to make certain payments to that person by reference to, one or more of the Facility Documents and/or one or more of the Obligors, but excluding any assignment, transfer or novation of any of the MLABU's or, as the case may be, that Finance Party's commitments under the Facilities and/or rights and/or obligations under the Mandate Documents and/or the Facility Documents.

"Participation Agreement" means any agreement or letter between a Finance Party and any person in respect of a Participation.

"Related Fund" in relation to a fund (the first fund), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

"Representative" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

"Sanctions Authority" means:

(a)	the United States;

(b)	the United Nations;

(c)	the European Union;

(d)	the United Kingdom;

(e)	Switzerland;

(f)	Hong Kong;

(g)	Singapore;

(h)	the respective governmental institutions and agencies of any of the foregoing, including without limitation, the United States Treasury Department's Office of Foreign Assets Control, the US Department of State, and Her Majesty's Treasury, the Secretariat for Economic Affairs of Switzerland, the Swiss Directorate of International Law, the Hong Kong Monetary Authority and the Monetary Authority of Singapore; or

(i)	any other body notified from time to time in writing to the Borrower by the MLABU or the Agent (acting on behalf of any Lender).

11.	Publicity/Announcements

11.1	All publicity in connection with any Facility shall be managed by the MLABU in consultation with the Borrower.

11.2	No public announcements regarding any Facility or any roles as arranger, underwriter, bookrunner, lender, agent or security agent shall be made without the prior written consent of the Borrower and the MLABU, except as required by law or by any applicable governmental or other regulatory authority or by any applicable stock exchange, provided that, for the avoidance of doubt, this paragraph 11 shall not prevent any disclosure by the MLABU of any information (including the terms of the Mandate Documents) pursuant to paragraph 10.4 above. Notwithstanding the foregoing, on and after the later of (a) the Closing Date and (b) the date on which the Acquisition is publicly announced by the Borrower, the Parent, the Sponsor, the Sponsor Entity, any other Obligor or any member of the Group or the Target Group, or any Affiliate of any of the foregoing, the MLABU may disclose its participation in the Facilities, including without limitation, the placement of "tombstone" advertisements in financial and other newspapers, journals and marketing materials.

12.	Conflicts

12.1	The Borrower acknowledges that each of the MLABU and its Affiliates may act in more than one capacity in relation to the Transaction (or any part thereof) and may have conflicting interests in respect of such different capacities.

12.2	The Borrower further acknowledges that each of the MLABU and its Affiliates (a) may provide debt financing, equity capital or other services to other persons with whom the Sponsor, the Sponsor Entity, the Parent, the Borrower, any other Obligor, any member of the Group or the Target Group or any of the Affiliates of any of the foregoing may have conflicting interests in respect of the Facilities or the Transaction (or any part thereof) in this or other transaction(s) and (b) may be full service financial services firms and may provide or engage in, amongst other business, debt financing, equity capital, financial advisory services, investment management, equity and debt security trading both for clients and as principal, securities offerings, brokerage services, hedging, principal investment and financial planning and benefits counselling in each case to other persons with whom the Sponsor, the Sponsor Entity, the Parent, the Borrower, any other Obligor, any member of the Group or the Target Group or any of the Affiliates of any of the foregoing may have conflicting interests in this or other transaction(s). In the ordinary course of its trading, brokerage and financing activities or otherwise, each of the MLABU and its Affiliates may trade positions or otherwise effect transactions, for its own account or the account of customers, in equity, debt, loans or other securities of the Sponsor, the Sponsor Entity, the Parent, the Borrower, any other Obligor, any member of the Group or the Target Group or any of the Affiliates of any of the foregoing, or of any other company from time to time and exercise voting rights as they see fit.

12.3	The MLABU shall not use confidential information obtained from the Borrower or its Affiliates for the purposes of the Facilities (or any part thereof) in connection with providing services to other persons or furnish such information to such other persons in connection with such services.

12.4	The Borrower acknowledges that the MLABU has no obligation to use any information obtained from another source (or obtained in the course of carrying on any other business or as a result of or in connection with the provision of services to any other person) for the purposes of the Facilities (or any part thereof) or to furnish such information to the Sponsor, the Sponsor Entity, the Parent, the Borrower, any other Obligor, any member of the Group or the Target Group or any of the Affiliates of any of the foregoing. Without prejudice to the foregoing, the Borrower accepts that the MLABU (including its head office and other branches) and affiliates of the MLABU may be prohibited from disclosing, or it may be inappropriate for the MLABU and its affiliates to disclose, any such information to the Sponsor, the Sponsor Entity, the Parent, the Borrower, any other Obligor, any member of the Group or the Target Group or any of the Affiliates of any of the foregoing.

12.5	Neither the relationship described in this Letter nor the services provided by the MLABU or any of its Affiliates to the Borrower or its Affiliates on any other matter will give rise to any fiduciary, advisory, equitable or contractual duties (including, without limitation, any duty of confidence) which could prevent or hinder the MLABU or any of its Affiliates providing similar services to other customers, or otherwise acting on behalf of other customers or for their own account. Accordingly, in no circumstances shall the MLABU or any of its Affiliates have any liability by reasons of it or any of its Affiliates conducting such other businesses, acting in their own interests or in the interests of other clients with respect to matters affecting the Borrower or the Borrower's Affiliates or any other person which is the subject of this engagement or referred to in this Letter, including where, in so acting, the MLABU or any of its Affiliates acts in a manner which is adverse to the interests of the Borrower or its Affiliates or any other person which is the subject of this engagement or which is referred to in this Letter. Furthermore, neither the MLABU nor any of its Affiliates will be required to account to the Sponsor, the Sponsor Entity, the Parent, the Borrower, any other Obligor, any member of the Group or the Target Group or any of the Affiliates of any of the foregoing for any payment, remuneration, profit or benefit it obtains as a result of acting in the ways referred to above.

13.	Assignments

13.1	The Borrower shall not assign any of its rights or transfer any of its rights or obligations under any of the Mandate Documents without the prior written consent of the MLABU.

13.2	The MLABU shall not assign any of its rights or transfer any of its rights or obligations under any of the Mandate Documents without the prior written consent of the Borrower provided that:

(a)	this paragraph 13.2 shall not prevent the syndication by the MLABU of its commitment(s) and/or participation(s) in respect of any or all of the Facilities (or any part thereof) in accordance with the Mandate Documents or any assignment or transfer of the commitment(s) and/or participation(s) of the MLABU in respect of any or all of the Facilities (or any part thereof) under any Facility Document in accordance with the terms of the Facility Documents; and

(b)	this paragraph 13.2 shall be without prejudice to the MLABU's rights under paragraph 20.2 below.

14.	Termination

14.1	If the Borrower does not accept the offer made by the MLABU in this Letter in accordance with the last paragraph of this Letter before close of business in Hong Kong on 8 October 2022, such offer shall terminate on that date.

14.2	The MLABU may terminate its obligations under this Letter with immediate effect by notifying the Borrower if:

(a)	the Acquisition has been withdrawn, abandoned or aborted, or the Borrower or Merger Co's offer in respect of the Acquisition has been rejected by the Target;

(b)	the Merger Agreement is terminated, rescinded, lapses or otherwise ceases to be in full force and effect; or

(c)	the Closing Date has not occurred by 31 March 2023 (or such later date as the MLABU may agree in writing).

15.	Survival

15.1	Except for paragraphs 2 (Commitment) and 14 (Termination), the terms of this Letter shall survive and continue after the Facility Documents (or any of them) are signed (and shall survive and continue after utilisation of any or all of the Facilities). Upon the execution of the Facilities Agreement, the obligations and commitments of the MLABU under paragraph 2 (Commitment) shall be superseded by the provisions of the Facilities Agreement.

15.2	Without prejudice to paragraph 15.1, paragraphs 5 (Fees, Costs and Expenses), 6 (Payments), 9 (Indemnity), 10 (Confidentiality), 11 (Publicity/Announcements), 12 (Conflicts) and 14 (Termination) to 20 (Miscellaneous) inclusive shall survive and continue after any termination of, or termination of the obligations of the MLABU under, any or all of the Mandate Documents.

16.	Entire Agreement

16.1	The Mandate Documents set out the entire agreement between the Borrower and the MLABU as to arranging, managing the syndication of and underwriting the Facilities and supersede any prior oral and/or written understandings or arrangements relating to any Facility, except that the provisions of 3, 7, 8 and 11 to 15 of, and the schedule to, the engagement letter dated 9 June 2022 from the MLABU to the Borrower shall continue to survive in full force and effect.

16.2	Any provision of a Mandate Document may only be amended or waived in writing signed by all parties thereto.

17.	Third Party Rights

17.1	Unless expressly provided to the contrary in this Letter, a person who is not a party to this Letter has no right under the Contracts (Rights of Third Parties) Ordinance (Cap. 623) to enforce or to enjoy the benefit of any of its terms.

17.2	Notwithstanding any term of this Letter, the consent of any person who is not a party to this Letter is not required to rescind or vary this Letter at any time.

18.	Counterparts

This Letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.

19.	Governing Law and Jurisdiction

19.1	This Letter (including the agreement constituted by your acknowledgement of its terms) is governed by the laws of Hong Kong.

19.2	The courts of Hong Kong have exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter (including the agreement constituted by your acknowledgement of its terms) (including any dispute regarding the existence, validity or termination of thereof) (a "Dispute").

19.3	Paragraph 19.2 is for the benefit of the MLABU only. Accordingly, the MLABU shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the MLABU may take concurrent proceedings in any number of jurisdictions.

19.4	Without prejudice to any other mode of service allowed under any relevant law, the Borrower:

(a)	irrevocably appoints Forebright Capital Management Ltd. as its agent for service of process in relation to any proceedings before the Hong Kong courts in connection with any Mandate Document; and

(b)	agrees that failure by a process agent to notify the Borrower of any process will not invalidate the proceedings concerned.

If any person appointed as agent for service of process is unable for any reason to act as agent for service of process for the Borrower under any Mandate Document, the Borrower shall promptly (and in any event within five days of such event taking place) appoint another agent on terms acceptable to the MLABU. Failing this, the MLABU may appoint another agent for this purpose, and such appointment shall be binding on the Borrower.

20.	Miscellaneous

20.1	The failure to exercise or delay in exercising a right or remedy by the MLABU under the Mandate Documents shall not constitute a waiver of such right or remedy or a waiver of any other rights or remedies under any of the Mandate Documents or constitute an election to affirm this letter. No election by the MLABU to affirm this Letter shall be effective unless it is in writing and no single or partial exercise of any right or remedy shall preclude any further exercise thereof, or the exercise of any other right or remedy.

20.2	The rights and remedies of the MLABU contained in the Mandate Documents are cumulative and not exclusive of any rights or remedies provided by law.

20.3	The MLABU may delegate, by prior written notice to the Borrower, any or all of its rights and obligations under the Mandate Documents to any of its Affiliates (each a "Delegate") and may designate any Delegate as responsible for the performance of any of its appointed functions under the Mandate Documents. Each Delegate may rely on and enjoy the benefit of this Letter pursuant to the Contracts (Rights of Third Parties) Ordinance (Cap. 623), subject always to the terms of paragraphs 17.2 and 19 (Governing Law and Jurisdiction).

If you agree to the above, please acknowledge your agreement and acceptance of the offer made by the MLABU in this Letter by returning by email to Singapore Loan Operations at apac.loansvc@credit-suisse.com before close of business in Hong Kong on 8 October 2022 copies of (i) this Letter and each Fee Letter (despatched to you together with this Letter) duly countersigned by you and (ii) the Sponsor Letter duly countersigned by the Sponsor Entity.

Yours faithfully

/s/ Chan Yik Ley & /s/ Liu Feng-Hao For and on behalf of Credit Suisse AG, Singapore Branch (incorporated in Switzerland with limited liability) as MLABU

Project Oxygen – Execution Page to Commitment Letter

We acknowledge and agree to the above:

/s/ IP Kun Wan
For and on behalf of
FNOF Precious Honour Limited
as Borrower

Project Oxygen – Execution Page to Commitment Letter

ANNEX A

Term Sheet

ANNEX B

White List